UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments There to be Filed Pursuant to Rule 13d-2(a) (Amendment No. 7)

T-3 Energy Services, Inc. (Name of Issuer)
Common Stock, Par Value $.01 Per Share (Title of Class of Securities)
456160100 (CUSIP Number)

James H. Harrison
St. James Capital Partners, L.P.
c/o St. James Capital Corp.
4295 San Felipe, Suite 200
Houston, TX 77027
(713) 871-0799
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 31, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☒.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copes are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456160100	13D/A

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) St. James Capital Corp. 76-0478200

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES	(7)	Sole Voting Power 20,000
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 20,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 0.2%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement constitutes Amendment No. 7 to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 4, 1996, as amended (collectively the "Original Filing"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of T-3 Energy Services, Inc., a Delaware Corporation ("T-3"), formally known as Industrial Holdings, Inc. The address of T-3's corporate office is 1311 Northwest Freeway, Suite 500, Houston, Texas 77040. This Statement is filed by St. James Capital Corp., a Delaware corporation ("SJCC"). SJCC is the sole general partner of St. James Capital Partners, L.P., a Delaware limited partnership ("SJCP"). This Amendment No. 7 reflects certain material changes in the information set forth in the Original Filing, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following paragraph at the end of Item 5:

On December 31, 2002, pursuant to a Stock Purchase Agreement of the same date by and among First Reserve Fund VIII, L.P. ("Fund VIII"), SJMB, L.P. ("SJMB") and SJCP (SJCP collectively with SJMB, the "Sellers"), Fund VIII purchased 751,411 shares of the T-3's Common Stock from the Sellers (657,259 shares from SJMB, and 94,152 shares from SJCP) in exchange for an aggregate cash payment by Fund VIII of $4,824,059 ($4,219,603 to SJMB and $604,456 to SJCP). Subsequent to the December 31, 2002 sale, SJCP held no outstanding shares of T-3 common stock but did hold warrants to purchase 20,000 shares of T-3 common stock.

The remaining paragraphs of Item 5 are unchanged.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2003
(Date)

/s/ JAMES H. HARRISON
(Signature)

James H. Harrison, Vice President